FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

December, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A

Inscription in Securities Register N° 0114

Santiago, December  01, 2015

Ger. Gen. N° 188 /2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10,under Securities Market Law N°18,045, and as established under General Norm No. 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you as complementary significant event to the significant event reported by Empresa Nacional de Electricidad S.A. (“Endesa Chile”) on November 24, 2015, with the following:

  That Endesa Chile has today responded to Official Letter No.26428 dated November 27, 2015 of the Superintendence of Securities and Insurance concerning the restructuring process of the Enersis Group.

  This response, together with this significant event, is complementary to the significant event of Endesa Chile dated November 24, 2015.

  This has also been available to shareholders and the public in general on the Company’s web page.

Sincerely yours,

Valter Moro

Chief Executive Officer

Endesa Chile

c.c.       Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Stock Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

                Santiago, December  01, 2015

Ger. Gen. N° 187 /2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.: SVS Official Letter No. 26428 of November 27, 2015 (the “Letter”).

Dear Sir,

We hereby respond to your Letter at reference within the term, relating to explanations and clarifications requested by that Superintendence (the “SVS”) to the significant event dated November 24, 2015 and the reply of Empresa Nacional de Electricidad S.A. (“Endesa Chile”) to Official Letter 5411, sent on November 25, 2015 (hereinafter “Endesa Reply”) all in relation to the Restructuring process that is currently affecting Endesa (“the Restructuring”)

Regarding point 1 of the Letter of reference in which

(i) “You are requested to inform whether the commitments assumed by Enel, and which are referred to in the letter sent on November 23, are of a binding nature for Enel and therefore Endesa could legally demand them from Enel, explaining the reasons or bases of that possible legal obligation.”;

In the opinion of Endesa Chile, the commitments assumed by Enel S.p.A (“Enel”) in its letter of November 23 (the “Enel Letter”) have a binding nature and are fully enforceable in the event of non-compliance, provided the conditions stated therein are met (fundamentally with reference to completing the Restructuring in all its phases or stages) and Enel does not proceed according to the terms of its commitment.

Endesa Chile understands that such commitments were assumed by the corresponding corporate organ – the Council of Administration of Enel S.p.A. - and have been stated in a letter that appears signed by a person with sufficient powers of representation, granted by the chairman of Enel S.p.A., Mrs. Maria Patrizia Grieco, and which accompanied the Enel Letter.

(ii)  “In addition to that informed regarding whether or not Enel’s commitment is legally enforceable, please explain how the commitment of Enel to "negotiate" or "promote that one or some of its subsidiaries negotiate" with Endesa Chile would mitigate the risk referring to the need to regulate – satisfactorily and for the future - the conflicts of interest that the activities of Enel Green Power in Chile represent with  respect to Endesa Chile and in what way this would continue being the  principal growth vehicle in generation. This as, according to the reading of the letter, such commitment would not contemplate a concrete obligation of Enel to Endesa referring to such conflicts of interest, but only to negotiate some form of regulation of such conflicts with the Chilean company.”

The commitment of Enel would constitute in the terms mentioned above a commitment subject to certain conditions stated therein, whose purpose is the negotiation of an agreement for the joint development of renewable energy projects in Chile with Endesa Chile by Enel or some of its subsidiaries, on some general principles that have been described in the Enel Letter and are public.

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

It is necessary to point out that this commitment cannot be seen in isolation, forgetting works and analyses already undertaken, where possibilities of joint cooperation and exchange of experiences have already been identified between Endesa Chile (as the country’s first electricity generator) and Enel Green Power (as one of the leading companies in the world in the renewable energies sector).

Although now the existence of certain potential conflicts of interest has come to light, the participation of Endesa Chile in renewable projects on the terms described in the Enel Letter would also open the possibility of sharing experiences and specialities between Endesa Chile and Enel Green Power, satisfactory to both, which would precisely eliminate those conflicts of interest that have been warned by certain participants in the Restructuring process.

In the terms set out in the Enel Letter, an agreement as described there would permit in the first place having the option for Endesa Chile to participate in all the existing assets and projects of Enel Green Power, which opens to this Company the possibility of accessing a significant portfolio of projects of this nature which it does not have today. This measure permits avoiding the potential and hypothetical risk that Enel intends to prioritise its renewable projects to the detriment of what Endesa Chile does, since from now on, Endesa Chile not only has the possibility of accessing the assets and projects already developed by Enel Green Power in the past but also can decide (in its own and y exclusive business interests) if it wishes to participate in all the new ones that this develops in the future, once it has had time to evaluate and estimate whether this is convenient or not.

But overall, being a joint development of projects, Endesa Chile is going to be able to access in this way the know-how of one of the world’s leading operators in renewable energy.

All the above is of course an option that permits access to new opportunities, without affecting in any way its capacity to continue with the conventional sources projects that Endesa Chile wishes to develop according to its own business interests, as the collaboration in the projects with Enel is additional and to some degree exclusive.

In the opinion of Endesa Chile therefore, an agreement of this nature would constitute a mechanism that could be suitable for resolving the potential conflicts of interest warned and sharing experiences between both companies, as it tends to make common the existing and future experiences and projects in the area of renewable energies in Chile.

With respect to point 2 of the Letter of reference which states  “Regarding number Three of the material information report, i.e. the "intention of Enersis (then called Enersis Américas) to present a public tender offer for acquiring shares issued by the future company Endesa Américas", which will consist of all the "shares and American Depositary Receipts (ADRs) issued by that company that are not owned by Enersis Américas", it is requested that you pronounce on whether the intention to make a public tender offer would be enforceable against Enersis, explaining the reasons or arguments for that potential legal obligation.”

The intention to make a public tender offer for Endesa Américas is a legally-binding commitment for Enersis, under the terms and conditions advised to the SVS and the market and shareholders through that company’s significant event dated November 24, 2015.

And: (i) the announcement corresponds to a resolution of the Board of Enersis, a  competent corporate organ for deciding on this type of operation, and (ii) precisely Enersis will be the same company (although under the name Enersis Américas) that, complying with the conditions stated, would make the public tender offer for the whole of the share capital of Endesa Américas.

With respect to point 3 of the Letter of reference which states “In number Four, it is indicated that the chief executive will be instructed to "negotiate in good faith with Enersis the terms of a compensation commitment, by which and only and exclusively on the assumption that, for causes not imputable to Endesa Américas or Endesa Chile and other than causes of force majeure, the merger agreements are not adopted by December 31, 2017, the tax costs incurred by Endesa Chile as a consequence of the division and duly accredited, after discounting tax benefits or credits that Endesa Américas and Endesa Chile obtain as a consequence of such division, would be compensated with the tax benefits that may be obtained by  Enersis". Please clarify:

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

(i) What is the consideration that Endesa Chile would be obliged to give in such agreement at the time of its signing or whether such agreement should be considered legally as a gratuitous act or mere liberality of Enersis toward Endesa Chile.

The precise terms and elements of the compensation agreement that the parties may eventually negotiate, in compliance with the conditions set out in the letter from Enersis of November 24, 2015, can only be detailed at the time the negotiation takes place.

However, it is already possible to anticipate that, as stated by the SVS in its Official Letter No.15443 of July 20, 2015, the Restructuring process should be considered as a whole and cannot therefore be valued - neither in its objectives nor its benefits nor its risks – considering the operations comprising it independently.

Endesa Chile, by taking part in the Restructuring process, is assuming a risk that it is not fully completed and that therefore some of the benefits expected cannot be fully achieved or some of its costs cannot be compensated immediately. It is therefore correct to consider that consideration by Endesa Chile exists in assuming the risks to be incurred in certain tax costs which, should the merger not be completed for causes outside its power, or these are delayed in their compensation, being also within the logic that any business operation that parts from such risks be assumed by who to the greatest extent benefits from the operations (even when the merger is not completed).

The Restructuring provides some benefits to Enersis but, in the case of Endesa Chile, those benefits are fully achieved when the merger is agreed. Should the merger fail, there will be compensation for Endesa Chile after there is certainty that it has in fact failed. There is therefore a certain assumption of risk by Endesa Chile which it has been attempted to mitigate or compensate through the mechanism referred to in this question of the SVS.

(ii) The legal figure that would be used to carry out this commitment.

The tax compensation to be made in the future if the above circumstances occur, would be carried out through the signing of a compensation agreement between Enersis and Endesa Chile subject to the adoption at the time of the procedures established in Chapter XVI of the Corporations Law.

We remain at your disposal to provide any other detail you consider necessary.

Yours sincerely,

Empresa Nacional de Electricidad S.A.

Valter Moro

Chief Executive Officer

Endesa Chile  - Teléfono (56) 22630 9000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: December 3, 2015